Petros Pharmaceuticals, Inc.

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

February 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Courtney Lindsay

Re:	Petros Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed January 29, 2021

File No. 333-252573

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Petros Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement so that such registration statement may become effective at 4:15 p.m. (Washington, D.C. time) on February 4, 2021, or as soon as practicable thereafter.

If the Securities and Exchange Commission has any questions concerning this request or requires any additional information, please contact Sean M. Donahue of Morgan, Lewis & Bockius LLP at (202) 739-5658. The Company respectfully requests that it be notified of the effectiveness of the registration statement by a telephone call to Mr. Donahue.

PETROS PHARMACEUTICALS, INC.

By:	/s/ FADY BOCTOR
Name:	Fady Boctor
Title:	President and Chief Commercial Officer (Principal Executive Officer)

cc:	Sean M. Donahue, Morgan, Lewis & Bockius LLP